UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 52942

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2018** (MM/DD/YY) AND ENDING **December 31, 2018** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Sanford C. Bernstein & Co. , LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas
(No. and Street)

New York	**New York**	**10105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melina Piric **(212) 823-8350**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first, middle name*)

300 Madison Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.**

OATH OR AFFIRMATION

I, Gary Krueger, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Sanford C. Bernstein & Co., LLC as of December 31, 2018 are true and correct. I further swear (or affirm), that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified solely as that of a customer.



PATRICIA TROIANI
NOTARY PUBLIC STATE OF NEW YORK
WESTCHESTER COUNTY
LIC. #01TR6209280
COMM. EXP. JULY 27, 2021



Signature

Chief Financial Officer

Title

2/28/19

Notary Public

This report contains (check all applicable boxes):

- (x) Facing Page
- (x) An Oath or Affirmation
- (x) Statement of Financial Condition
- (x) Statement of Income
- (x) Statement of Changes in Member's Equity
- (x) Statement of Cash Flows
- (x) Statement of Changes in Subordinated Borrowings
- (x) Computation of Net Capital
- (x) Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3
- (x) Information for Possession or Control Requirements Pursuant to Rule 15c3-3
- ( ) A Reconciliation, including appropriate explanation, of the computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3
- (x) Statement of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
- ( ) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- (x) A copy of the SIPC Supplemental Report
- ( ) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- (x) Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7
- (x) Compliance report required by 17 C.F.R. § 240.17a-5(d)(1) and (3).